UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal period ended December 31, 2022
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
For the transition period from                  to
Commission file number: 001-38842

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
Disney Hourly Savings and Investment Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
The Walt Disney Company
500 South Buena Vista Street, Burbank, California 91521
(818) 560-1000

The Walt Disney Company
Index to Exhibits

Exhibit Number	Description
23	Consent of Independent Registered Public Accounting Firm - Moss Adams LLP
99.1	Report on Financial Statements for the Disney Hourly Savings and Investment Plan as of December 31, 2022 and 2021 and for the fiscal year ended December 31, 2022

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed by the undersigned hereunto duly authorized.

Disney Hourly Savings and Investment Plan
(Name of Plan)

By:	/s/ Christine M. McCarthy
(Christine M. McCarthy, Chairman of the Investment and Administrative Committee, Senior Executive Vice President and Chief Financial Officer, The Walt Disney Company)
June 22, 2023
Burbank, California